

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

<u>Via E-mail</u>
Michael Brennan
Chief Executive Officer
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673

>   **Re: Micro Imaging Technology, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 25, 2011**
>   **File No. 000-16416**

Dear Mr. Brennan:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Proposal No. 1</u>

<u>Directors and Nominees for Director</u>

1.   Please revise to include the disclosure responsive to the recent adoption of the proxy disclosure enhancements in SEC Release Nos. 33-9089 and 33-9089A, available on our website at http://sec.gov/rules/final/2009/33-9089.pdf. As an example, without limitation, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation

2.   Your presentation of executive compensation disclosure appears outdated. Please revise to provide disclosure responsive to the current requirements of Item 402 of Regulation S-K for smaller reporting companies.

3.   We note further that your disclosure in your Form 10-K for the Fiscal Year Ended October 31, 2010 also fails to comply with the applicable regulations. Please amend both your Proxy Statement on Schedule 14A and your Form 10-K for the Fiscal Year Ended October 31, 2010 consistent with the above comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Christopher Dieterich, Esq.
        Dieterich & Mazarei, LP